UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219337) dated July 19, 2017, as amended.

Resignation of Ashish Kashyap, Co-Founder and President

MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced the resignation of Ashish Kashyap, Co-Founder and President, with effect from September 30, 2017.

The MakeMyTrip Board has accepted the resignation and MakeMyTrip (India) Pvt Limited and Ibibo Group Private Limited have entered into a separation agreement with Mr. Kashyap. This agreement provides for, among other things, final settlement of dues and benefits to Mr. Kashyap and certain obligations on Mr. Kashyap including non-solicitation and non-compete obligations which shall continue until September 30, 2019.

Deep Kalra, Group Chairman and Group CEO, MakeMyTrip, said “Ashish has made immense contributions in bringing the MakeMyTrip-ibibo deal to fruition and setting a strong foundation for the future success of the combined group. At this juncture, I respect his passion for creating and nurturing new and innovative ideas and we wish him the best for the future.”

Ashish Kashyap said “The last ten years have been a fantastic journey and I feel privileged to have played a part in the creation and rapid growth of several leading technology brands in India. The merger with MakeMyTrip this year is one of my proudest moments, and I look forward to seeing their continued success. At the same time, I am extremely excited to be spending more of my time creating new opportunities.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra

Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer